

February 23, 2012

Via E-Mail
Mr. Jack A. Khattar
President and Chief Executive Officer
Supernus Pharmaceuticals, Inc.
1550 East Gude Drive
Rockville, Maryland 20850

    Re: Supernus Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Amendment No. 3 filed February 14, 2012
           File No. 333-171375

Dear Mr. Khattar:

We have reviewed your amendment filed February 14, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

General

1. Please update your financial statements and related financial information through the period ended December 31, 2011 as required by Rules 3-01 and 3-12 of Regulation S-X. In doing so, please also file as an exhibit an updated, signed consent from your independent auditors.

Management's Discussion and Analysis of Financial Condition and results of Operations
Critical Accounting Policies and Estimates
Stock-Base Compensation, page 77

2. We acknowledge your response to prior comment three. Please continue to update your table on page 79 for any grants or equity issuances up until the time of effectiveness of

your registration statement. We may have additional comments when you provide the revised disclosure and your anticipated IPO price range.

Lender Warrants, page 84

3. Although you acknowledge in response to our prior comment nine that derivative liability treatment is appropriate for your lender warrants after your IPO, you continue to disclose in the last sentence of the second paragraph in this section that you will reclassify the warrant liability to equity upon the consummation of your offering. Please revise this disclosure to be consistent with your response and the revised disclosure elsewhere in the filing.

Performance-based Cash Incentives, page 132

4. Please discuss the individual goals which account for 40% of cash incentive awards as well as the committee's assessment as to the degree of achievement.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
4. Summary of Significant Accounting Policies
Warrant Liability, page F-19

5. Please revise your disclosure to clarify why you will continue to record the warrants as liabilities after your IPO consistent with your response to comment nine. At a minimum, please disclose the existence of the "down-round" anti-dilution provision and its impact on your accounting.

16. Subsequent Events, page F-35

6. In your response to prior comment 10 you indicate that you considered SAB 5E and that you believe the $40,000 annual fee associated with the Service Agreement represents the fair value of those services. Please explain to us how the $40,000 annual fee represents fair value for the services you provide, especially considering your obligation to defend any challenges of the underlying patents that may arise. In this regard, it appears from disclosures on page 18 that Sanctura XR and Oracea are already subject to patent infringement litigation and that defense costs in general could be substantial.

7. Given that you sold TCD to a related party, please revise your disclosure here and/or elsewhere in your filing to clarify how you negotiated the sales price and determined that the consideration was fair.

8. Please tell us whether your sale of TCD qualifies for discontinued operations treatment under ASC 205-20. Please reference for us the authoritative literature you rely upon to support your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Iboyla Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Paul M. Kinsella, Esq.